PART II – INFORMATION REQUIRED IN OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR

SUBJECT TO COMPLETION DATED February 9, 2018

Minimum Offering: 2,000,000 Units

Maximum Offering: 6,000,000 Units

UC ASSET LP

Common Units

$2.00 per unit

This is our initial public offering. We are offering a minimum of 2,000,000 and a maximum of 6,000,000 common units representing limited partner interests at a price of $2.00 per unit. The minimum investment is 2,500 common units, or $5,000 based on the per unit price.

Our common units represent limited partner interests. See “Securities Being Offered” beginning on page 23. Potential investors are urged to consult their tax advisor regarding the tax consequences to them, in light of their particular circumstances, of acquiring, holding and disposing of our common units.

Prior to this offering, there has been no public market for our common units. We intend to apply to the OTCQB for trading of our common units. To be quoted on the OTCQB, a market maker must be willing to quote our common units. As of the date of this Offering Circular, we have not made any arrangement with any market makers to quote our common units.

The offering will terminate upon the earlier of: (i) a date determined by our general partner after the minimum number of common units is sold, or (ii) , 2018, which is 90 days after the qualification of the offering statement of which this Offering Statement forms a part. If we do not sell the minimum number of common units by                 , 2018, all funds will be promptly returned to investors without interest or deduction. The proceeds of this offering will not be placed into an escrow account.

	Price to public	Estimated Expenses(1)	Proceeds to our Partnership
Total Minimum:	$4,000,000	$200,000	$3,800,000
Total Maximum:	$12,000,000	$200,000	$11,800,000

(1) See “Expenses” beginning on page 10 for information about the expenses we will incur in this offering.

Investing in our common units involves a high degree of risk. See “Risk Factors” beginning on page 3.

This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The disclosure we are providing you herein contains the information required by the Offering Circular format described in Part II of an offering statement on Form 1-A under Regulation A.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our principal executive office is at 2299 Perimeter Park Drive, Suite 120, Atlanta, Georgia 30341. Our telephone number is (470) 475-1035. Our website is www.ucasset.com.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The date of this Offering Circular is         , 2018.

Until                , 2018 (90 days after qualification of the offering statement of which this Offering Circular forms a part), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a copy Offering Circular subject to the provisions of Rule 251(d)(2)(ii) under Regulation A.

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this document and any accompanying supplement, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular and in any “testing the waters” materials prepared by or on behalf of us and delivered or made available to you. Neither we nor any person acting on our behalf have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, common units only in jurisdictions where offers and sales are permitted. The information contained in this Offering Circular or any “testing the waters” materials is accurate only as of its date, regardless of its time of delivery or of any sale of our common units. Our business, financial condition, operating results, and prospects may have changed since that date.

As used in this Offering Circular, references to “we,” “us,” “our,” or the “partnership” refer to UC Asset LP and references to “general partner” refer to UCF Asset LLC, the general partner of UC Asset LP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. All statements other than statements of historical facts contained in this Offering Circular, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Offering Circular are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Offering Circular and are subject to a number of risks, uncertainties and assumptions described under the sections in this Offering Circular titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Offering Circular. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

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SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information you should consider before investing in our common units. You should read this entire Offering Circular carefully, especially the section in this Offering Circular titled “Risk Factors,” before making an investment decision.

Overview

Our Partnership

UC Asset LP is a limited partnership formed for the purpose of investing in real estate for development and redevelopment. We were formed in February 2016 under the laws of State of Delaware.

Our operations and activities are managed by our general partner, UCF Asset LLC. It was formed in January 2016 under the laws of the State of Georgia. The persons who control and make investment decisions for our general partner are “Larry” Xianghong Wu, the member of majority interest, and Gregory Bankston, the managing member. We pay our general partner an annual management fee of 2.0% of assets under management on a quarterly basis.

Our operations primarily consist of our ownership interests in Atlanta Landsight, LLC, a Georgia limited liability company, and UCF Development LLC, a Texas limited liability company. Our partnership owns 100% of Atlanta Landsight and 76% of UCF Development.

Through Atlanta Landsight, we invest in properties in the northern Atlanta metropolitan area for residential redevelopment. This strategy involves acquiring a property, renovating or remodeling it, and placing it back on the market for sale. We currently own thirteen single-family homes of which eleven have undergone redevelopment.

Through UCF Development, we have acquired land located in Farmersville, Texas in the Dallas metropolitan area. We intend to develop the land by subdividing it into lots and then either selling the lots or building high-end residential homes on the lots.

Our and our general partner’s principal executive office is located at 2299 Perimeter Park Drive, Suite 120, Atlanta, Georgia 30341 and our phone number is (470) 475-1035. Our website is www.ucasset.com.

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled “Risk Factors.” These risks include, among others:

●	The regional real estate markets in Atlanta and Dallas, and the general condition of U.S. economy and real estate market particular, may experience a downturn which could have negative impact on our portfolio investments.

●	We are dependent on the services of our general partner which has only two members and the loss of either of them could adversely affect our ability to continue operations.

●	No active market for our common units exists or may develop, and you may not be able to resell your common units at or above the initial public offering price.

Regulation A+

We are offering our common units pursuant to recently adopted rules by the Securities and Exchange Commission mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A +, which allows us to offer of up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the Securities and Exchange Commission after the qualification of the offering statement of which this Offering Circular forms a part.

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The Offering

Common units offered by us	Minimum: 2,000,000 units Maximum: 6,000,000 units

Common units to be outstanding after this offering	Minimum: 6,872,654 units Maximum: 10,872,654 units

Use of proceeds	We intend to use the proceeds of this offering to develop the Farmersville property in the Dallas area and to invest and redevelop additional properties in the Atlanta area. See “Use of Proceeds” for a more detailed description of the intended use of proceeds from this offering.

Offering price	$2.00 per unit

Gross Proceeds	Minimum: $4,000,000 Maximum: $12,000,000

Duration	The offering will terminate upon the earlier of: (i) a date determined by our general partner after the minimum number of units is sold, or (ii) , 2018. If we do not sell the minimum number of common units by , 2018, all funds will be promptly returned to investors without interest or deduction.

Risk factors	See “Risk Factors” and other information included in this Offering Circular for a discussion of factors that you should consider carefully before deciding to invest in our common units.

Secondary trading	We intend to apply to the OTCQB for trading of our common units. As of the date of this Offering Circular, we have not made any arrangement with any market makers to quote our common units.

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RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Offering Circular before deciding whether to invest in our common units. The occurrence of any of the events or developments described below could harm our financial condition, results of operations, business, and prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business, financial conditions, result of operations, and prospects.

General Risks Related to our Partnership

We have a limited operating history.

We were formed in February 2016 and have a limited operating history. As a result, there is only a limited period on which to base an assumption that our business operations will prove to be successful. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for investment, and our ability to develop and redevelop properties.

We are significantly dependent on our general partner and its managing member and member of majority interest.

Our business plan is significantly dependent upon the abilities and continued participation of Gregory C. Bankston and “Larry” Xianghong Wu, the managing member and member of majority interest respectively of our general partner. It would be difficult to replace either of them at this stage of our partnership. The loss by or unavailability of their services would have an adverse effect on our business, operations, and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Bankston or Mr. Wu should their services be discontinued. In the event that we are unable to locate or employ personnel to replace either of them, we may be required to cease pursuing our business, which could result in a loss on your investment.

Our general partner has broad discretion to manage our partnership and you will have limited ability to exercise control over the direction of our partnership.

UCF Asset LLC, our general partner, has the power to make operational decisions without input by the limited partners. Such decisions may pertain to the scope of development, the selection of personnel, and whether to enter into material transactions with related parties. You will be unable to evaluate the economic merit of property investments before we make them and will be entirely relying on the ability of UCF Asset LLC, our general partner, to select our investments. Our general partner will have broad discretion in developing or redeveloping properties, and may not have the opportunity in advance to review which properties have been acquired, redeveloped, or sold.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a limited partner.

Our general partner determines our major policies, including our policies regarding financing, growth and debt capitalization. Our general partner may amend or revise these and other policies without a vote of the limited partners. Our general partner’s broad discretion in setting policies and our limited partners’ inability to exert control over those policies increases the uncertainty and risks you face as a limited partner.

Our ability to make distributions to our limited partners is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

We do not currently have an established policy on paying distribution to our limited partners. In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable to declare or pay distributions. The timing and amount of distributions are the sole discretion of our general partner who will consider, among other factors, our financial performance, any debt service obligations, and our taxable income and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

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The failure of our properties to appreciate in value would most likely preclude our limited partners from realizing a return on their ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

Risks Related to our Operations

Real estate investments are illiquid.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The profitability of acquisitions and redevelopment is uncertain.

We intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the estimates of the costs of improvements to develop or redevelop a property or the prospects for sale of a property may prove inaccurate.

Our properties may not be diversified.

Our properties currently are centered in the Atlanta and Dallas metropolitan areas. Our potential profitability and our ability to diversify our investments may be limited, both geographically and by type of properties purchased. Our properties may not be well diversified and their economic performance could be affected by changes in local economic conditions. Our performance is therefore linked to economic conditions in the regions in which we will acquire properties and in the market for real estate generally. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for real estate, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to you.

We may not have control over costs arising from redevelopment of properties.

We intend to retain general contractors to perform the actual physical redevelopment on our properties. As a result, we will be subject to risks in connection with a contractor’s ability to control costs, the timing of completion of redevelopment, and a contractor’s ability to build in conformity with plans and specification.

Inventory or available properties might not be sufficient to achieve our investment goals.

We may not be successful in identifying suitable properties that meet our acquisition criteria, or in consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Limited partners may not approve of the location, redevelopment plans, or other relevant economic and financial data of any properties that we may acquire in the future.

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The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay for a property will be based upon numerous factors, and the acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for an acquisition of a property or its appraised value will be a fair price, that we will be able to generate an acceptable return on such acquisition, or that the location or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area, and available financing. We may not realize any significant appreciation on our investment in a property.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit or other financing that may be secured by our properties. As with any liability, there is a risk that we may be unable to repay our obligations from the sale of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We may suffer losses that are not covered by insurance.

The geographic areas in which we acquire and own properties may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, and tornadoes. To the extent possible, the general partner may but is not required to attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable. In addition, an insurance company may deny coverage for certain claims or determine that the value of the claim is less than the cost to restore the property, resulting in further losses in income to our partnership.

Investment Company Risks

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940 (referred to as the “1940 Act”), an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the 1940 Act as we intend on primarily holding real estate. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

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The exemption from the Investment Company Act of 1940 may restrict our operating flexibility.

We do not believe that at any time we will be deemed an “investment company” under the 1940 Act as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we are ever deemed to be an investment company under the 1940 Act, we may be subject to certain restrictions including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our common units.

You are urged to consult with your own tax advisor with respect to the federal, state, local, and foreign tax considerations of an investment in our partnership. We do not intend to seek any rulings from the Internal Revenue Service regarding any of the tax issues impacting our partnership. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by the Internal Revenue Service or any court.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a limited partner, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your common units will be allocated taxable income in excess of your cash distributions. We cannot assure you that funds will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your common units.

Common units in our partnership may be allocated their share of tax losses should any arise. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer’s income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or “portfolio income”, which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

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We may be audited which could subject you to additional tax, interest, and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of our partnership could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment, in addition to adjustments to items related to our partnership. In the event of any such audit or adjustments, you might incur attorneys’ fees, court costs, and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our general partner is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our general partner may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our general partner may cause us to take advantage of simplified flow-through reporting of partnership items. If so, adjustments to partnership items would continue to be determined at the partnership level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our general partner will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

Legislative or regulatory action could adversely affect investors.

We cannot assure you that legislative, judicial, or administrative changes in the federal income taws will not adversely affect you as a limited partner. Any such changes could have an adverse effect on an investment in our partnership or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our partnership and the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our common units.

Risks Related to This Offering and our Common Units

Investors will not have use of funds subscribed during a portion of the offering period.

We cannot assure you that all or any common units will be sold. This offering is being conducted on a best efforts minimum-maximum basis. We have no firm commitment from anyone to purchase all or any of our common units offered. During a portion of the offering period, until a closing or a cancellation occurs, investors will not have use of the funds they have provided to subscribe to the offering.

If you purchase the common units sold in this offering, you will experience immediate and substantial dilution in your investment.

Because the price per unit of our common units being offered is substantially higher than the net tangible book value per unit of our common units, you will experience immediate and substantial dilution with respect to the net tangible book value of the common units you purchase in this offering. Based upon the public offering price of $2.00 per unit and our net tangible book value as of June 30, 2017, if you purchase common units in this offering, you will suffer dilution of between $0.38 and $0.24 per unit depending on the minimum or maximum offering amount achieved. See the “Dilution” section of this Offering Circular for a more detailed discussion of the dilution you will incur. In addition, if in the future we issue additional common units, or securities convertible into or exchangeable or exercisable for common units, our limited partners, including investors who purchase common units in this offering, could experience additional dilution, and any such issuances may result in downward pressure on the value of our common units.

No active market for our common units exists or may develop, and you may not be able to resell your common units at or above the initial public offering price.

Prior to this offering, there has been no public market for our common units. We intend to apply for quoting of our common units on the OTCQB, but there can no assurance that our common units will be quoted. If no active trading market for our common units develops or is sustained, you may be unable to sell your common units when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future, or impair our ability to license or acquire other product candidates, businesses or technologies using our common units as consideration.

An investment in our common units may be illiquid.

Since there currently is no public trading market for our common units, you may never be able to liquidate your investment or otherwise dispose of your units. Our partnership does not currently have a redemption program and there is no assurance that our partnership will ever redeem or “buy back” your common units.

A sale of a substantial number of common units may cause the price of our common units to decline.

If a public trading market develops and if our limited partners sell, or the market perceives that our limited partners intend to sell for various reasons, substantial amounts of our common units in a public market, the market price of our common units could fall. Sales of a substantial number of our common units may make it more difficult for us to sell securities in the future at a time and price that we deem reasonable or appropriate.

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DILUTION

If you invest in our common units in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per unit of our common units and the as adjusted net tangible book value per unit of our common units.

As of June 30, 2017, we had a historical net tangible book value of $7,321,782, or $1.50 per common unit. We calculate our historical net tangible book value per unit by adding total partner’s capital as of June 30, 2017 of $7,296,179 and the general partner advance of $25,603 that was repaid subsequent to June 30, 2017, divided by the number of our common units outstanding.

If the minimum 2,000,000 common units is sold in this offering at the initial public offering price of $2.00 per unit, after deducting estimated offering expenses of $200,000 payable by us, our net tangible book value as of June 30, 2017 would have been approximately $11,121,782, or $1.62 per unit. This amount represents an immediate increase in net tangible book value of $0.12 per unit to our existing limited partners, and an immediate dilution in net tangible book value of approximately $0.38 per unit to new investors purchasing common units in this offering.

If the maximum 6,000,000 common units is sold in this offering at the initial public offering price of $2.00 per unit, after deducting estimated offering expenses of $200,000 payable by us, our net tangible book value as of June 30, 2017 would have been approximately $19,121,782, or $1.76 per unit. This amount represents an immediate increase in net tangible book value of $0.26 per unit to our existing limited partners, and an immediate dilution in net tangible book value of approximately $0.24 per unit to new investors purchasing common units in this offering.

Dilution per unit to new investors is determined by subtracting net tangible book value per unit after this offering from the initial public offering price per unit paid by new investors. The following table illustrates this dilution:

	Minimum Offering	Maximum Offering
Initial public offering price per unit	$2.00	$2.00
Historical net tangible book value per unit as of June 30, 2017	$1.50	$1.50
Increase in net tangible book value per unit attributable to new investors	$0.12	$0.26
Net tangible book value per unit after this offering	$1.62	$1.76
Dilution per unit to new investors	$0.38	$0.24

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PLAN OF DISTRIBUTION

This is our initial public offering. We are offering a minimum of 2,000,000 and a maximum of 6,000,000 common units representing limited partner interests in our partnership.

We intend to offer and sell the common units through the efforts of our general partner acting on our behalf. We do not intend to use underwriters or broker-dealers to offer or sell common units in this offering. We are conducting this offering on a “best efforts, minimum-maximum” basis.

Unless sooner withdrawn or canceled by us, this offering will continue until the earlier of (i) a date after the minimum offering is sold or (ii)          , 2018 (the “Offering Termination Date”), which is 90 days after the qualification of the offering statement of which this Offering Circular forms a part.

Investors seeking to purchase our common units who satisfy the “qualified purchaser” standards as described below should:

●	read this entire Offering Circular and any of its supplements;
●	complete and execute a copy of the subscription agreement (a copy of which is included as an exhibit to the offering statement of which this Offering Circular forms a part); and
●	provide a check, bank draft or money order, or ACH instructions payable in U.S. dollars to us for the full purchase price of our common units being subscribed for.

By executing the subscription agreement and paying the full purchase price for the subscribed common units, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser,” and that such subscription does not exceed 10% of the greater of such (natural person) investor’s annual income or net worth.

The minimum offering amount is 2,000,000 common units and we may not accept subscriptions until such time as we have received subscriptions equaling the minimum offering amount. Prior to our achieving the minimum offering amount, subscribers may revoke their subscription by providing us with a written notice requesting such rescission.

Following the date on which the minimum offering amount has been achieved, subscriptions will be binding upon investors and will be accepted or rejected within 30 days after achieving the minimum offering amount. We have until the date that is 90 days after the date of this offering circular to achieve the minimum offering amount.

We will not draw funds from any subscriber until the date we achieve the minimum offering amount or the date your subscription is accepted, whichever is later. If we accept your subscription, we will email you a confirmation.

If the offering is withdrawn or canceled, or if the minimum offering amount is not reached on or prior to the Offering Termination Date, all proceeds will be promptly returned without interest or deduction to the investors.

The proceeds of this offering will not be placed into an escrow account. All subscription funds will be placed in a non-interest bearing account pending our acceptance upon meeting the minimum offering amount or such time as the offering is withdrawn or cancelled prior to or upon the Offering Termination Date.

Our general partner does not intend to purchase common units in this offering. However, if any common units are sold to our general partner or any of our affiliates, such common units will not count toward the minimum offering amount.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser.” If any prospective investor’s subscription is rejected, all funds received from such investors will be promptly returned without interest or deduction.

Minimum Purchase Requirements

The minimum investment in our common units is 2,500 common units, or $5,000 based on the per unit price.

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Qualified Purchaser

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Pricing Considerations

There is not an established public market for our common units. We determined the offering price of our common units in this offering based upon the assessment of our general partner as well as other considerations, including:

●	prior capital raising offerings by our partnership;
●	our past and present operation; and
●	prospects for and timing of our future revenues.

Secondary Trading

Prior to this offering, there has been no public market for our common units. We intend to apply to the OTCQB for trading of our common units. To be quoted on the OTCQB, a market maker must be willing to quote our common units. As of the date of this Offering Circular, we have not made any arrangement with any market makers to quote our common units. An active trading market for our common units may not develop. It is possible that after this offering our common units will not trade in the public market at or above the initial offering price.

Expenses

Investors will not pay upfront selling commissions in connection with the purchase of our common units. We will pay offering expenses, which are expected to be approximately $200,000. These expenses include legal, accounting, printer, and other offering costs. In the event the offering is cancelled or terminated, then our general partner will reimburse us for 60% of the offering expenses and our existing limited partners will incur the remaining 40% of the offering expenses through a reduction in their capital. See the “Management Compensation” section of this Offering Circular for a description of additional fees and expenses that we will pay our general partner.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of common units in this offering will be minimum of $3.8 million and maximum of $11.8 million, assuming an offering price of $2.00 per unit, after deducting estimated offering expenses.

We anticipate that we will use the net proceeds of this offering as follows:

Minimum Offering (2,000,000 units)

●	approximately $1.5 million for development of the Farmersville, Texas property; and

●	the remaining net proceeds for investments in residential properties in the Atlanta area, working capital, and general purposes.

Maximum Offering (6,000,000 units)

●	approximately $2.5 million for development of the Farmersville, Texas property;

●	between $2.5 million and $4.0 million for acquisition and development of residential properties in the Atlanta area;

●	between $2.0 million and $5.0 million for acquisition and management of commercial properties in the Atlanta area; and

●	the remaining net proceeds for investments in residential properties in the Dallas and other metropolitan areas, working capital, and general purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current business plans and financial conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our general partner will retain broad discretion over the allocation of the net proceeds from this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including bank deposits.

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BUSINESS

Overview

UC Asset LP is a limited partnership formed on February 10, 2016 under the laws of the State of Delaware. We invest in real estate for development and redevelopment in the Atlanta and Dallas areas. Our principal office address is 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement. Except for limited conditions defined in our partnership agreement, UCF Asset LLC acting as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016 under the law of the State of Georgia. The principal office of our general partner is the same to that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Gregory Bankston with a 10% interest. Larry Wu is the member of majority interest of our general partner. Gregory Bankston is the managing member of our general partner.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

Investments

Our partnership’s investments primarily consist of ownership interests in residential properties for redevelopment in the Atlanta metropolitan area and land for development in the Dallas metropolitan area. We also have a limited number of debt investments.

Residential Investment and Redevelopment in Metropolitan Atlanta

We acquire and redevelop residential real estate properties in the northern area of metropolitan Atlanta, mostly in regions known as Chamblee, Dunwoody, Marietta and Alpharetta. Atlanta is the ninth largest metropolitan area in the U.S.

Upon acquisition of a property, we make improvements intended to increase its value before putting it back on the market for sale. Depending on the condition of a property, the improvements may be renovation, remodeling, or a complete tear-down and rebuild of the residential home. Money Magazine in May 2017 reported that the average return on investment (“ROI”) on residential redevelopment projects in Atlanta is approximately 50%.

Our properties in metropolitan Atlanta are acquired and owned through our wholly-owned investee Atlanta Landsight, LLC, which is a Georgia limited liability company.

As of December 31, 2017, our partnership owned thirteen residential properties. See the “Description of Property” section in this Offering Circular. Of these thirteen properties, seven are currently under redevelopment and have an aggregate valuation of approximately $3.1 million (with an aggregate historical cost of approximately $2.7 million), four have completed redevelopment and are listed for sale at an aggregate price of $2.7 million (with an aggregate historical cost of approximately $2.1 million and approximately $380,000 unpaid costs), and two were recently acquired for an aggregate of approximately $800,000 and have not yet undergone redevelopment.

The following table shows the projected costs and projected completion dates for those properties currently under redevelopment or to be redeveloped:

Property	Project Type	Projected Cost (in thousands)	Projected Completion Date
6562 Cherry Tree NE, Atlanta GA	Recently Acquired	$440	April 2018
1989 Chesterfield Drive NE, Atlanta GA	Remodel/Renovate	$669	December 2017
8160 Habersham Waters Road, Atlanta GA	Remodel/Renovate	$648	April 2018
1433 Oconee Pass NE, Atlanta GA	Rebuild	$813	July 2018
1917 Olde Village Run, Dunwoody GA	Recently Acquired	$561	March 2018
4101 Shawnee Lane, Brookhaven GA	Rebuild	$857	October 2018
750 Summit Terrace, Marietta GA	Rebuild	$882	October 2018
1745 Tamworth Court, Dunwoody GA	Rebuild	$521	October 2018
1238 Zelda Drive NE, Atlanta GA	Remodel/Renovate	$404	January 2018

Unless otherwise indicated, references to valuation of properties are estimates based upon aeither a valuation provided by an independent third-party, or a valuation prepared internally by our general partner and subsequently reviewed and approved by an independent third-party. All third-parties who provide a valuation or approve a valuation prepared by our general partner are licensed and qualified to provide opinions on values of properties of the kind. For the accounting period ended by or before December 31, 2016, the valuation of some properties were determined in good faith by our general partner. The provisions of our partnership agreement authorize our general partner to determine in good faith the value of our portfolio investments where a readily available market does not exist. If our general partner opts to determine property valuation in good faith, our general partner will consult with local real estate brokers who typically consider historical cost, improvements, and market trends.

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Renovation

Renovating a property usually includes optimizing spaces, fixing or replacing water, power and HVAC equipment, installing new flooring, upgrading the kitchen and bathrooms, installing new appliances, and/or painting of interior and exterior walls. Renovation can be a relatively low-cost method to improve the value of a property.

The photos below show an example of the exterior, kitchen, and main bathroom one of our recently renovated and then sold properties. The before renovation is on the left and the after renovation is on the right:

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Remodeling

A remodeled property may include most renovation described above but also changes to the structure, usually by adding more space and altering floorplans. Remodeling will usually cost more than renovation but less than rebuilding, and its ROI will usually be higher than renovation but lower than rebuilding.

The photos below show an example of one of our remodeled properties that currently is offered for sale. The before remodeling is on the top and the after remodeling is on the bottom:

Rebuilding

If the condition of property is too deteriorated to be cost-effectively fixed or repaired, it may be a candidate to tear down and rebuild. When choosing properties to rebuild, we prefer those in a neighborhood where other active rebuilding projects have taken place and completed rebuilt properties have been sold.

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The photos below show an example of one of our current rebuilding properties. The before tear down is on the left and the after tear down lot is on the right:

Farmland Investment and Development in Metropolitan Dallas

In September 2016, we invested in a 72.53-acre farmland located within the township of Farmersville, Texas, in Collin County in the northeast quadrant of the Dallas metropolitan area. The property was acquired and is held under a Texas limited liability company, UCF Development LLC. Our partnership owns 76% of UCF Development. The remaining 24% interest in UCF Development was sold to an unaffiliated third party near the time of our acquisition of the property.

The acquisition price in September 2016 for the Farmersville property was $805,216. An appraisal report valued the property at $905,000 as of December 14, 2016, for which the value allocated to us (based upon our 76% interest in UCF Development) should be $687,800. The total historical cost to us, including the closing costs and research cost conducted before and after the acquisition, was $642,485.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 70 high-end residential homes. The Farmersville property is not currently zoned for residential use. Rezoning the property to residential use requires the submission of a formal application to the City of Farmersville. We have not yet started the application process.

The average sales price of the home may range between $400,000 and $800,000, which would represent a total potential market value after development between $25 million and $50 million.

The total development cost for the Farmersville property may range between $15 million to $35 million. We currently lack the capital to fully develop the Farmersville property into a residential community. As a result, in addition to using proceeds from this offering, we plan to engage co-developers to partner with us in developing the Farmersville property.

Debt Investments

We have made a limited number of debt investments in the first year of its formation in high-yield promissory notes or private loans to related parties. As of December 31, 2017, these debt investments consist of the following:

Borrower	Amount	Rate Per Annum	Due Date
JMR Home Service LLC	$46,000	8.04%	March 2018
Total	$46,000	8.04%

JMR Home Service is unaffiliated with our general partner or its members.

Total debt investments accounted for approximately 0.78% of the net asset value of our partnership as of December 31, 2017.

Employees

Operational services for our partnership are provided by our general partner. In addition to the managing member, our general partner employs two persons on a part-time basis. The member of majority interest of our general partner also contributes his time and services to our general partner. We also utilize the services of contractors and subcontractors in connection with real estate developments.

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DESCRIPTION OF PROPERTY

As of December 31, 2017, we had portfolio investments in thirteen properties in the Atlanta area and one in the Dallas area.

Location	Acquisition Date	Acquisition Cost (including fees, commissions and other costs) (in thousands)
1989 Chesterfield Drive NE, Atlanta GA	July 2016	286

1433 Oconee Pass NE, Atlanta GA	February 2017	357

3871 Valley Green, Marietta GA	February 2017	317

6570 Cherry Tree Lane NE, Atlanta GA	March 2017	339

2198 Starcross Court, Dunwoody GA	April 2017	301

1745 Tamworth Court, Dunwoody GA	May 2017	437

8160 Habersham Waters Road, Atlanta GA	May 2017	496

3544 North Peachtree Court, Dunwoody GA	May 2017	359

750 Summit Terrace, Marietta GA	June 2017	401

1238 Zelda Drive NE, Atlanta GA	June 2017	306

4101 Shawnee Lane NE, Brookhaven GA	September 2017	354

6562 Cherry Tree NE, Atlanta GA	October 2017	365

1917 Olde Village Run, Dunwoody GA	October 2017	428

1584 CR 613, Farmersville TX	September 2016	642 (76% ownership)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering Circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Circular, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this Offering Circular for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta and Dallas. Our general partner is UCF Asset LLC.

Plan of Operations

We were established on February 1, 2016. Our plan is to acquire and redevelop properties in the Atlanta area and to continue our efforts to develop the Farmersville property in the Dallas area. In the future, we also may expand our operation into other metropolitan areas if opportunities arise.

Atlanta Redevelopment Properties

For the eleven months since inception ended December 31, 2016 and the six months ended June 30, 2017, residential properties in the Atlanta metropolitan area accounted for 71.2% and 87.2% respectively of all investment properties owned by our partnership based on our valuation. For the eleven months since inception ended December 31, 2016 and the six months ended June 30, 2017, net income (both realized and unrealized) gained from our residential redevelopment in the Atlanta metropolitan area accounted for 75.8% and 100% respectively of the net income of our partnership.

As of December 31, 2017, our partnership had completed and sold eight residential redevelopment projects in the Atlanta metropolitan area. Our return on investment (“ROI”) for the eight sold projects ranged from 7.4% to 12.7%, averaging 9.0%, and annualized ROI ranged from 10.8% to 43.1%, averaging 22.8%.

Project	Total Investment	Term (mos.)	Net Profit	ROI	Annualized ROI
Winwood	$330,737.91	5	$33,841.54	10.23%	26.34%
Randolph	$386,526.50	5	$28,676.51	7.42%	18.70%
Zelda #1	$366,318.44	6	$27,335.02	7.46%	15.60%
Old Forge	$366,827.39	4	$29,728.34	8.37%	27.30%
McCully	$375,155.17	5	$30,084.83	8.02%	20.30%
Lauderdale	$407,664.76	7	$46,663.70	11.45%	20.42%
Valley Hall	$691,728.21	9	$55,330.87	8.00%	10.80%
Lynnray	$303,605.45	4	$38,551.87	12.70%	43.14%
Total	$3,228,563.83		$290,212.68
Average		5.5		8.99%	22.83%

Total Investment equals the sum of (i) purchase cost, (ii) engineering and construction cost and (iii) utility, insurance and miscellaneous costs. This value reflects the total investment we use on a specific project.

Two key factors that affect ROI the period length of a project and the leverage used in financing a project. We believe we have been slightly faster than our average competitors in completing a project, but our leverage is much lower than our average competitors. Prior to May 2017, we financed our projects through cash on hand. Since then, we sought out other sources of financing for our projects. The use of leverage to acquire and develop properties would considerably increase our ROI, but also would increase repayment risk.

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In October 2017, we obtained construction loans of up to approximately $600,000 and $500,000 for two of our properties respectively.

In addition, from time to time and based on their business consideration, our contractors may advance building costs to cover both labor and material costs for a given project, and then they will invoice us on a periodic basis, usually bi-weekly or monthly, or they will invoice us upon completion of the project. Those advanced cost will be deducted from the value of our property when we determine valuation of a property.

Notwithstanding our ability to utilize financing, we currently expect to maintain a conservative approach by limiting our use of leverage to target an annualized ROI of between 25% and 40% on any project.

In some instances, to facilitate construction, we may advance funds to a builder as part of the redevelopment of a project. The funds typically are used to cover the costs of the builder such as purchasing equipment. During the six months ended June 30, 2017, we advanced $100,000 of funds to one builder engaged in redevelopment of one of our properties that was fully repaid in September 2017 with interest of $2,500.

We expect to maintain an inventory of between ten and fifteen properties with our existing capital. Depending on the amount raised in this offering, we anticipate increasing our inventory in Atlanta to a total of approximately twenty properties.

From time to time, we may purchase a property but decide not to redevelop it. The reasons may be based upon a project review, anticipate cost, or lack of capital. As of December 31, 2017, we had acquired and sold two properties without redevelopment, for which the sale price was approximately equal to the acquisition cost.

In the future, we intend to expand beyond single-family homes into residential community development. In particular, we anticipate developing enclaves of small undeveloped land that can be divided into four or more residential lots. Developing residential enclaves will enhance management efficiency and property scalability. Depending on the amount raised in this offering, we intend to invest up to $3 million in the development of one or two of these residential enclaves in the next twelve months.

In the future, we also intend to expand into commercial development. The nature of the developments may include:

●	small (less than 100 units) apartment complexes in niche markets such as student apartments;
●	specialty properties such as mobile home parks; and
●	small and detached business properties such as fast-food restaurants.

We believe that developing commercial properties will generate more consistent cash flow compared to our current model of realizing profit only upon sale of a residential property. Depending on the amount raised in this offering, we intend to invest up to $5 million in the development of commercial properties in the next twelve months.

Farmersville Development Property

For the eleven months since inception ended December 31, 2016 and the six months ended June 30, 2017, the Farmersville, Texas property accounted for 25.1% and 11.2% respectively of all assets owned by our partnership. We have not generated income from this property which remains in the development stage.

We acquired this Dallas metropolitan area property in September 2016, at the price of $805,216. An appraisal report valued the property at $905,000 as of December 14, 2016 and the same amount as of August 9, 2017.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 70 high-end residential houses. The average sales price of the home may range between $400,000 and $800,000, which would represent a total potential market value after development between $25 million and $50 million.

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The total development cost for the Farmersville property may range between $15 million to $35 million. Because we lack the capital to fully develop the property, we plan to engage co-developers to partner with us in developing the residential community.

We expect to dedicate between $1.5 million and $2.5 million of our capital to this development project. The actual amount will depend on the amount of capital raised in this offering, the extent of co-developer commitment, and other sources of liquidity.

Over the next twelve months, we expect to invest up to $1 million in the Farmersville project to:

●	complete a detailed development plan;
●	divide the property into approximately 40 to 70 lots; and
●	commence infrastructures improvements (power, sewage, roads, etc.)

Depending on the market response, we may opt to either sell some lots or build houses on the lots. We do not expect to generate sales from the Farmersville project until at least the end of 2018 and then continuing through 2020.

Debt Investments

We have made a limited number of debt investments in high-yield promissory notes or private loans to related parties.

For the eleven months since inception ended December 31, 2016 and the six months ended June 30, 2017, debt investments accounted for 3.7% and 1.6% respectively of assets owned by our partnership. For the eleven months since inception ended December 31, 2016 and the six months ended June 30, 2017, interest income from our debt investments accounted for less than 1% of the net income of our partnership.

The private loans to related parties consist of :

●	$50,000 to Armonia International LLC, an entity wholly-owned by Larry Wu, the member of majority interest of our general partner. Armonia paid the loan in full on December 19, 2017.

●	$25,000 to Gregory Bankston, the managing member of our general partner. Mr. Bankston repaid the loan as of November 30, 2017.

We do not expect to enter into additional debt investments in the next twelve months.

Operating Results

11-Month Period Ended December 31, 2016

During the eleven months since inception ended December 31, 2016, we invested $4,538,511 into our portfolio investments:

●	$3,783,605 into Atlanta Landsight
●	$654,906 into UCF Development
●	$100,000 in two notes receivable

These investments reflect (i) costs of acquisition for properties owned by Atlanta Landsight and UCF Development, and (ii) additional funds we invested in to Atlanta Landsight and UCF Development for ongoing costs of redeveloping and developing their properties. The investments in notes receivable consist of $50,000 loaned to Armonia International LLC and $50,000 loaned to JMR Home Service LLC. We received a return of investment of $1,668,605 from Atlanta Landsight during this period.

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Our unrealized gains during this period from our portfolio investments totaled $314,629:

●	$237,313 from Atlanta Landsight
●	$75,566 from UCF Development
●	$1,750 from a note receivable

Atlanta Landsight purchased nine properties for renovation and sold four properties during this period. Atlanta Landsight had $110,138 of realized gains and $127,175 of unrealized gains. We recorded this gain as a combined unrealized gain of $237,313 for the period. UCF Development purchased one property and recorded an unrealized gain of $75,566 during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $85,600 during this period, consisting principally of professional fees and management fees paid to our general partner.

During the eleven months since inception ended December 31, 2016, we recorded a net increase in net assets of $236,529.

6-Month Period Ended June 30, 2017

During the six months ended June 30, 2017, we invested an additional $4,445,866 into our portfolio investments:

●	$4,345,866 into Atlanta Landsight
●	$100,000 in one note receivable

The investment in a notes receivable consist of funds advanced to a builder as part of one of our redevelopment projects. We received an additional return of investment of $1,015,866 during this period from Atlanta Landsight.

Our unrealized gains during this period from our portfolio investments totaled $312,430:

●	$312,430 from Atlanta Landsight
●	$0 from UCF Development
●	$1,750 from one note receivable

Atlanta Landsight purchased nine properties for renovation and sold two properties during this period. Atlanta Landsight had $10,596 of realized loss and $323,027 of unrealized gains. We recorded this gain as a combined unrealized gain of $312,430 for the period. UCF Development had no activity and no unrealized gain or loss during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $97,399 during this period, consisting principally of professional fees and management fees paid to our general partner.

During the six months ended June 30, 2017, we recorded a net increase in net assets of $221,031.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to this offering, we have conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these placements. As of December 31, 2017, there are 44 limited partners in our partnership.

Our projects typically are financed through cash on hand or loans. A local bank has agreed to provide us with construction loans up to approximately $600,000 and $500,000 on each of two of our properties. As of December 31, 2017, we have not borrowed any amount from this local bank. We believe this local bank will provide additional construction loans for other projects we redevelop in the future.

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We believe the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	February 1, 2016 (inception) through December 31, 2016	Six Months Ended June 30, 2017
Net cash used in operating activities	$(52,545)	$(80,035)
Net cash used in investing activities	$(2,875,032)	$(3,430,000)
Net cash provided by financing activities	$4,189,049	$2,599,861
Cash at beginning of period	$-	$1,261,472
Cash at end of period	$1,261,472	$351,298

Net Cash Used in Operating Activities

For the period from inception through December 31, 2016, net cash used in operating activities was primarily the result of $236,529 in net increase in assets and $26,419 in accrued expenses, reduced by $314,629 in net unrealized gains on our investments in Atlanta Landsight and UCF Development.

For the six months ended June 30, 2017, net cash used in operating activities was primarily the result of $221,031 in net increase in assets and $14,468 in accrued expenses, reduced by $312,430 in net unrealized gains on our investments in Atlanta Landsight and UCF Development.

Net Cash Used in Investing Activities

For the period from inception through December 31, 2016, net cash used in investing activities was primarily the result of $4.4 million in investments in Atlanta Landsight and UCF Development and $0.1 million in portfolio loans, reduced by $1.7 million in repayments due to those portfolio properties.

For the six months ended June 30, 2017, net cash used in investing activities was primarily the result of $4.3 million in investments in Atlanta Landsight and UCF Development and $0.1 million in portfolio loans, reduced by $1.0 million in repayments due to those portfolio properties.

Net Cash Provided by Financing Activities

For the period from inception through December 31, 2016, net cash provided by financing activities was primarily due to aggregate gross proceeds of $4.25 million in contributions by limited partners in private placements in March and October 2016.

For the six months ended June 30, 2017, net cash provided by financing activities was primarily due to gross proceeds of $2.6 million in contributions by limited partners in a private placement in April 2017.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the period ended December 31, 2016 was $65,000.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $1,889 through November 1, 2017, and increased to $1,976.22 for the next twelve months, and then will increase to $2,035 for the next twelve months until November 1, 2019. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the lessor.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The operation of our partnership is managed by our general partner. We do not have any directors, officers, or significant employees. The following are key members of our general partner and their respective ages and positions as of December 31, 2017. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	45	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	48	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Prior to then, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty, since 2010. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011. Prior to then, he worked at Cisco Systems, Inc. between 2009 and 2011 as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinse government and officials. He also served as a Board Member of Finance and Investment the Capital Club in China from 2009 to 2013.

MANAGEMENT COMPENSATION

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the period ended December 31, 2016 was $65,000.

In addition to the management fee, we reimburse the general partner for standard expenses of managing our partnership in accordance with our partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

No person to our knowledge beneficially owns more than 10% of our common units. Neither the managing member nor the member of majority interest of our general partner beneficially owns any of our common units.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On April 1, 2017, we loaned $50,000 to Armonia International LLC, an entity wholly-owned by Larry Wu, the member of majority interest of our general partner. Armonia International is not engaged in the property development business and has no relationship with our partnership. The loan bears interest at the rate of 3% quarterly for the initial three month period and 2% quarterly thereafter. Armonia repaid this loan in full on December 19, 2017.

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. In 2016, we paid Mrs. Bankston approximately $118,000 as commissions for acting as broker in connection with twelve real estate transactions and we expect to pay her approximately $128,000 to $160,000 in 2017 for real estate brokerage services. We believe the commissions are paid at or less than a standard market rate.

Except as noted immediately above and other than fees and expenses we have paid and will pay to our general partner as described in the “Management Compensation” section of this Offering Circular, there are no transactions or currently proposed transactions since our inception to which we were or will be a participant and the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets, and in which any member of our general partner or 10% beneficial owner, promoter (or immediate family member of the foregoing persons) of our partnership had or will have a direct or indirect material interest.

22

SECURITIES BEING OFFERED

General

The following is a summary of the rights of our common units, key provisions of our partnership agreement, and certain tax consequences of our partnership and being a limited partner.

Common Units

Common units represent limited partner interests in our partnership. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Limited Partnership Agreement” below.

If the minimum number of 2,000,000 common units is sold in this offering, there will be 6,872,694 common units outstanding upon the completion of this offering. If the maximum number of 6,000,000 common units is sold in this offering, there will be 10,872,694 common units outstanding upon the completion of this offering.

As of December 31, 2017, our partnership had 44 limited partners.

Transfer Agent

As of the date of this Offering Circular, we have not engaged a transfer agent, and do not intend to engage a transfer agent until such time as either (i) the commencement of trading of our common units on the OTCQB, or (ii) we are required to do so in order to satisfy the conditional exemption contained in Rule 12g5-1(a)(7) of the Securities Exchange Act of 1934, as amended.

Limited Partnership Agreement

Our limited partnership is the governing instrument establishing the terms and conditions pursuant to which our partnership will conduct business. Our limited partnership also establishes the rights and obligations between and among the limited partners and our general partner, as well as other important terms and provisions relating to our partnership.

The following is a summary of our partnership agreement. A copy of our partnership agreement is included as an exhibit to the offering statement of which this Offering Circular forms a part. This summary is qualified by reference to the exhibit containing our complete partnership agreement.

Our limited partnership agreement, as amended and restated, will become effective upon the initial closing of this offering after the minimum offering amount is achieved. A prospective investor in our partnership should read our partnership agreement prior to making a decision to join our partnership.

23

Profits and Losses

Losses for any fiscal year shall be allocated among the limited partners in proportion to their capital account balances, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each limited partner’s respective percentage interest in our partnership. Profits will first be allocated pro rata to the limited partners in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions as described below.

Distributions

Except as provided elsewhere in our partnership agreement, net cash flow of our partnership shall be distributed at the discretion of our general partner, in the following order:

●	First, 100% to the limited partners until limited partners have received distributions equal to such limited partner’s contributions to a particular portfolio investment and pro rata share of investment writedowns.

●	Second, 100% to the limited partners in proportion to their percentage interests until limited partners have received an amount equal to the annual rate of return (non-compounding) on their capital contributions and all other investments previously disposed of.

●	Third, 80% to the limited partners in proportion to their respective percentage interests, and 20% to our general partner.

Voting Rights

The limited partners will have no right to participate in the management of our partnership and will have limited voting rights. Limited partners shall have the right to vote only on the following matters:

Removal for Cause

The limited partners, by an affirmative vote of limited partners representing more than 66 2/3% of the outstanding units, shall have the right to remove our general partner where ((i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment; or (ii) the general partner has willfully and materially breached our partnership agreement. An action for removal also provides for the election of a substitute general partner by the limited partners.

Amendment of Partnership Agreement

Our partnership agreement may be amended or modified by the limited partners representing a majority of the units; provided, however, our partnership agreement may be amended by our general partner without the consent of the limited partners (i) in any manner that does not materially adversely affect the limited partners, individually or collectively, (ii) to effect any changes required by any governmental body or agency, or (iii) to comply with any applicable laws or regulations; provided further, however, that that there shall be no amendment that (i) would materially reduce the rights, or increase the obligations, of a limited partner unless the amendment (A) is consented to by such limited partner or (B) by its terms applies to all limited partners; or (ii) (A) increases a limited partner’s capital commitment or (B) imposes personal liability upon a limited partner for any debts or obligations of our partnership unless, in each case, the amendment is consented to by such limited partner.

24

Consent of Limited Partners

In any circumstances requiring the approval or consent of the limited partners, a failure to respond in the time specified by our general partner, which time shall not be less than 15 days, shall constitute a vote and consent to approve the proposed action.

Death, Disability, Incompetency or Bankruptcy of a Limited Partner

In the event of the death, disability, incapacity or adjudicated incompetency of a limited partner or if a limited partner becomes bankrupt, his, her or its rights as a limited partner to share in our partnership’s distributions and allocations and to assign his, her or its interest or cause the substitution of a substituted limited partner will transfer to his, her or its personal representative, administrator, guardian. conservator, trustee in bankruptcy or other legal representative.

Limits on General Partner’s Liability

Our general partner shall be fully protected and indemnified by our partnership against all liabilities and losses suffered by our general partner (including attorneys’ fees, costs of investigation, fines, judgments and amounts paid in settlement, actually and reasonably incurred by our general partner in connection with such action, suit or proceeding) by virtue of its status as general partner with respect to any acts or omissions, except for gross negligence, criminal misconduct, or willful misconduct.

Other Activities of General Partner

Our general partner shall devote such time as reasonably necessary to manage our partnership’s business affairs. Subject to the other express provisions of our partnership agreement, our general partner, at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with our partnership, with no obligation to offer to our partnership or any limited partner the right to participate therein,

Transfers of Units

A limited partner may assign his, her or its units only if certain conditions set forth in our partnership agreement are satisfied. To effect an assignment, the limited partner shall deliver to the partnership certificates or other documentation representing the surrendered units, for which the partnership will issue and deliver new units certificates (or other if an uncertificated interest) to the assignee. By acceptance, the assignee agrees to be bound to terms of our partnership agreement.

Dissolution of the Partnership

Our partnership shall be dissolved upon the first to occur of the following events: (i) an election to dissolve our partnership by the general partner that is approved by limited partners representing a majority of the units, (ii) the sale, exchange, or other disposition of all or substantially all of partnership assets, (iii) our partnership ceasing to have any limited partners, or (iv) the entry of a decree of a judicial dissolution of our partnership.

Power of Attorney

By becoming a party to our partnership agreement, each limited partner will appoint our general partner as his, her or its attorney-in-fact and empower and authorize our general partner to make, execute, acknowledge, publish and file on behalf of the limited partner in all necessary or appropriate places, such documents as may be necessary or appropriate to carry out the intent and purposes of our partnership agreement.

25

Accounting Records and Reports

Our partnership may engage an independent accountant or accounting firm, in the discretion of our general partner, to act as the accountant for our partnership and to audit our partnership’s books and accounts as of the end of each fiscal year. As soon as practicable after the end of such fiscal year, our general partner shall provide to each limited partner a balance sheet and an income statement of our partnership as of the end of and for such fiscal year. Upon inquiry, limited partners may be given access to additional information at the general partner’s discretion. Additional information made available to any limited partner will be made available to each other limited partner making a similar request; provided, that no information is confidential or proprietary as to a limited partner.

Tax Matters

Our general partner is designated as the Tax Matters Partner, who is authorized and required to represent our partnership in connection with all tax audits, examinations and investigations of the affairs of our partnership by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings. Our general partner shall keep all partners reasonably informed of the progress of any tax audit, examination or investigation.

Taxation

The following is a summary of certain relevant federal income tax considerations resulting from an investment in our partnership, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law.

Taxation of Undistributed Fund Income

Under the laws pertaining to federal income taxation of limited partnerships, no federal income tax is paid by our partnership as an entity. Each individual limited partner reports on the limited partner’s federal income tax return the distributive share of partnership income, gains, losses, deductions and credits, whether or not any actual distribution is made to the limited partner during a taxable year. Each individual limited partner may deduct the limited partner’s distributive share of partnership losses, if any, to the extent of the tax basis of the limited partner’s interests at the end of the year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the limited partner as it was for our partnership. Since individual limited partners will be required to include partnership income in their personal income without regard to whether there are distributions of partnership income, limited partners may become liable for federal and state income taxes on partnership income even though they have received no cash distributions from our partnership with which to pay such taxes.

Tax Returns

We will provide limited partners sufficient information from our partnership’s informational tax return for limited partners to prepare their individual federal, state, and local tax returns. Our informational tax returns will be prepared by certified public accountants selected by our general partner.

26

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

UC Asset LP

Atlanta, Georgia

We have audited the accompanying balance sheet of UC Asset LP (the “Partnership”) at December 31, 2016, and the related statements of changes in net assets, partners’ capital, and cash flows for the period from February 1, 2016 (“Inception”) to December 31, 2016. Partnership management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UC Asset LP at December 31, 2016, and the results of its operations and its cash flows for the period from February 1, 2016 (Inception”) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-a-matter

As discussed in Note 2, the financial statements include investments valued at approximately $3,184,535 at December 31, 2016, representing 71.5% of partners’ capital, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. We have reviewed the procedures used by the General Partner in arriving at its estimate of value of such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for these investments existed, and the differences could be material. Our opinion is not modified with respect to that matter.

Supplemental Information

The summary of investments at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of UC Asset LP’s financial statements. The summary of investments at December 31, 2016 is supplemental information and is the responsibility of UC Asset LP’s management. Our audit procedures included determining whether the summary of investments reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the summary of investments. In our opinion, the summary of investments is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Daszkal Bolton LLP

Fort Lauderdale, Florida

December 4, 2017

F-2

UC ASSET, LP

Balance Sheets

	June 30, 2017	December 31, 2016
	(unaudited)
ASSETS
Portfolio investments (Note 3)	$6,926,965	$3,184,535
Property and equipment and other assets, net	58,803	5,990
Cash and cash equivalents	351,298	1,261,472

Total Assets	$7,337,066	$4,451,997

LIABILITIES AND PARTNERS’ CAPITAL
Accrued expenses	$40,887	$26,419
Partners capital, 4,872,654 and 3,321,424 units issued and outstanding	7,296,179	4,425,578

Total Liabilities and Partners’ Capital	$7,337,066	$4,451,997

The accompanying notes are an integral part of the financial statements

F-3

UC ASSET, LP

Statements of Changes in Net Assets

	Six months ended June 30, 2017	Five months since inception, February 1, 2016, ended June 30, 2016	Eleven months since inception, February 1, 2016, ended December 31, 2016
	(unaudited)	(unaudited)
INCOME
Interest income	$6,000	$1,500	$7,500

Total income	6,000	1,500	7,500

OPERATING EXPENSES
Management fees	69,750	11,250	65,000
Professional fees and other expenses	26,730	3,746	19,575
Depreciation	919	-	1,025

Total operating expenses	97,399	14,996	85,600

Net investment loss before unrealized gains	(91,399)	(13,496)	(78,100)

Unrealized gain on investments	312,430	-	314,629

Net investment income	$221,031	$(13,496)	$236,529

Net increase (decrease) in net assets from operations	$221,031	$(13,496)	$236,529

Net increase (decrease) in net assets per unit	$0.05	$(0.01)	$0.07
Weighted average units	4,872,654	1,945,749	3,321,424

The accompanying notes are an integral part of the financial statements

F-4

UC ASSET, LP

Statement of Partners’ Capital

	Limited Partners’ Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners’ Equity

BALANCE, February 1, 2016	-	$-	$-	$-	$-

Contributions	3,321,424	4,250,000	-	-	4,250,000
Advances	-	-	-	(60,951)	(60,951)
Net change in net assets from operations	-	236,529	-	-	236,529

BALANCE, December 31, 2016	3,321,424	4,486,529	-	(60,951)	4,425,578

Contributions	1,551,230	2,649,861	-	-	2,649,861
Advances	-	-	-	(291)	(291)
Net change in net assets from operations	-	221,031	-	-	221,031

BALANCE, June 30, 2017 (unaudited)	4,872,654	$7,357,421	$-	$(61,242)	$7,296,179

The accompanying notes are an integral part of the financial statements

F-5

UC ASSET, LP

Statements of Cash Flows

	Six months ended June 30, 2017	Five months since inception, February 1, 2016, ended June 30, 2016	Eleven months since inception, February 1, 2016, ended December 31, 2016
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets from operations	$221,031	$(13,496)	$236,529
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used by operating activities:
Net unrealized gains on portfolio investments	(312,430)	-	(314,629)
Depreciation and amortization	919	-	1,025
Changes in working capital items
Deposits	(1,666)	-	(1,889)
Prepaid expense	(1,889)	-	-
Deferred rent	(468)	-	-
Accrued expenses	14,468		26,419

Net cash used in operating activities	(80,035)	(13,496)	(52,545)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(4,345,866)	(1,948,605)	(4,438,511)
Investments in portfolio loans	(100,000)	(100,000)	(100,000)
Repayment of investments in portfolio partnerships	1,015,866	-	1,668,605
Purchase of fixed assets	-	-	(5,126)

Net cash used in investing activities	(3,430,000)	(2,048,605)	(2,875,032)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	2,599,861	2,253,000	4,250,000
Advances on behalf of general partner	-	-	(60,951)

Net cash provided by financing activities	2,599,861	2,253,000	4,189,049

Net increase (decrease) in cash and cash equivalents	(910,174)	190,899	1,261,472

CASH and cash equivalents, beginning of period	1,261,472	-	-

CASH and cash equivalents, end of period	$351,298	$190,899	$1,261,472

Non-Cash Financing Activities:
Limited partner units issued for subscription	$50,000	$-	$-

The accompanying notes are an integral part of the financial statements

F-6

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

F-7

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner was $6,725,215 and $3,082,785 representing 92.17% and 69.66% of partners’ capital at June 30, 2017 and December 31, 2016, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

F-8

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g) Income

Interest income from portfolio investments is recorded as interest is accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (“GP”) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The General Partner conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP's operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP's properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

F-9

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following tables present the fair values of assets and liabilities measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using
At June 30, 2017 (unaudited)	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$5,999,743	$-	$-	$5,999,743
UCF Development, LLC	725,472	-	-	725,472
Short term loans	201,750	-	-	201,750

Total Assets	$6,201,493	$0	$0	$6,201,493

		Fair Value Measurement at Reporting Date Using
At December 31, 2016	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$2,357,313	$-	$-	$2,357,313
UCF Development, LLC	725,472	-	-	725,472
Short term loans	101,750	-	-	101,750

Total Assets	$2,459,063	$0	$0	$2,459,063

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

F-10

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months before they will be developed. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time line due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Six Months Ended June 30, 2017 (unaudited)	Portfolio Investments
January 1, 2017	$3,184,535
Total gains or losses (realized/unrealized):
Included in earnings	312,430
Included in other comprehensive income	-
Purchases, issuance and settlements	3,430,000
Transfers in/out of Level 3	-

June 30, 2017	$6,926,965

Eleven Months Ended December 31, 2016	Portfolio Investments
February 1, 2016	$-
Total gains or losses (realized/unrealized):
Included in earnings	314,629
Included in other comprehensive income	-
Purchases, issuance and settlements	2,869,906
Transfers in/out of Level 3	-

December 31, 2016	$3,184,535

F-11

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was in excess of FDIC insured limits by $101,298 and $1,011,472 at June 30, 2017 and December 31, 2016, respectively.

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 26 limited partners. The Partnerships total contributed capital is $6,899,861 and $4,250,000 at June 30, 2017 and December 31, 2016, respectively. The limited partner units are 4,872,654 and 3,321,424 at June 30, 2017 and December 31, 2016, respectively.

a) Distributions

Distributions from the Partnership will be made to partners in accordance with the Partnerships limited partnership agreement. During 2016, the Partnership made advances in the amount of $60,639 to the general partner, which have been accounted for as equity transactions.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The General Partner participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners; increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $69,750 and $65,000 for the six months ended June 30, 2017 and the eleven months ended December 31, 2016, respectively.

F-12

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the six months ended June 30, 2017 is unaudited)

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

June 30, 2017 (unaudited)	Atlanta Landsight, LLC	UCF Development LLC

Current assets	$5,391,981	$813,903
Noncurrent assets	$-	$-

Current liabilities	$5,216,722	$-
Noncurrent liabilities	$81,573	$-

Gross revenues	$855,671	$-
Gross profit	$78,642	$-
Income from continuing operations	$67,864	$-
Net income	$67,864	$-

December 31, 2016	Atlanta Landsight, LLC	UCF Development LLC

Current assets	$2,226,847	$813,903
Noncurrent assets	$-	$-

Current liabilities	$2,120,000	$-
Noncurrent liabilities	$110,138	$-

Gross revenues	$1,564,545	$-
Gross profit	$110,138	$-
Income from continuing operations	$110,138	$(11,097)
Net income	$110,138	$(11,097)

F-13

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

June 30, 2017

(unaudited)

NOTE 8 - SUBSEQUENT EVENTS

a) Partner’s Capital

The $50,000 subscription receivable at June 30, 2017 was received in August 2017. $25,000 of General Partner advances was repaid in October 2017.

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$8,129,471	$(2,679,471)	$-	$549,743	$5,999,743
B	UCF Development, LLC	Real Estate Development	654,906	(5,000)	-	75,566	725,472
C	Short-term loans with accrued interest	Various	200,000	-	-	1,750	201,750
	Balance at June 30, 2017 (unaudited)		$8,984,377	$(2,684,471)	-	$627,059	$6,926,965

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner’s estimate.

C - Comprised of three short-term unsecured loans, with monthly interest at 1%, two due March 2018 and the third due on demand.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

See Accountant’s Report

F-14

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2016

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$3,783,605	$(1,663,605)	$-	$237,313	$2,357,313
B	UCF Development, LLC	Real Estate Development	654,906	(5,000)	-	75,566	725,472
C	Short-term loans with accrued interest	Various	100,000	-	-	1,750	101,750
	Balance at December 31, 2016		$4,538,511	$(1,668,605)	-	$314,629	$3,184,535

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, both due March 2017.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

See Accountant’s Report

F-15

Part III – EXHIBITS

Exhibit No.	Description
2.1	Certificate of Limited Partnership of UC Asset LP
3.1*	Limited Partnership Agreement, as amended and restated, (to be effective upon closing of the offering pursuant to this offering statement)
4.1*	Subscription Agreement
6.1	Non-Secured Promissory Term Note Agreement, by and between Gregory Bankston and UC Asset LP, dated as of September 30, 2016
6.2	Secured Promissory Term Note Agreement, by and between Armonia International, LLC and UC Asset LP, dated as of April 1, 2017
11.1	Consent of Daszkal Bolton LLP
11.2*	Consent of Reed Smith LLP (contained in Exhibit 12.1)
12.1*	Opinion of Reed Smith LLP

*       To be filed by amendment.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 9, 2018.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Gregory C. Bankston
Name: Gregory C. Bankston
Title: Managing Member

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Gregory C. Bankston	Managing Member, UCF Asset LLC	February 9, 2018
Gregory C. Bankston

/s/ Xianghong Wu	Member of Majority Interest, UCF Asset LLC	February 9, 2018
Xianghong Wu